SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 000-21742

                   Acergy S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
Hammersmith
London, W6 7DL
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibits 99.1 is a press release, dated April 9, 2010, whereby Acergy S.A. (the “Company”) announced, in accordance with Oslo Stock Exchange rules, the details of awards under its 2009 Long-Term Incentive Plan (“The Plan”) approved by the Board on April 8, 2010.

The Company has made awards over 970,000 performance shares, subject to the Plans’ performance conditions, in conjunction with which 583,000 will be transferred to an Employee Benefit Trust at the closing share price on the Oslo Stock Exchange today April 9, 2010 from Treasury shares held indirectly by Acergy Investing Ltd.

The following primary insiders were awarded performance shares under the Plan and subsequently hold the following shares and options over shares:

		Performance Shares Awarded	Total Performance Shares	Total Owned Shares*	Total Options
Jean Cahuzac	Chief Executive Officer	70,000	70,000	62,061	100,000
Bruno Chabas	Chief Operating Officer	50,000	50,000	19,398	195,833
Simon Crowe	Chief Financial Officer	44,000	44,000	14,250	-
Johan Rasmussen	SVP and General Counsel	25,000	25,000	15,174	105,800

* Includes shares purchased under the Performance Related Share Plan, the maximum number of free shares that may be awarded under the Performance Related Share Plans, as well as shares awarded under the Restricted Shares Plan.

This message is submitted on behalf of the Company and Acergy Investing Ltd. as well as the named primary insiders.

The information set forth above and the attached press releases shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 033-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997) and the Company’s Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the expected size of equity compensation awards to be awarded and the timing thereof. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of our ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.
Date: April 13, 2010	By:	/s/ Simon Crowe
Name: Simon Crowe Title: Chief Financial Officer